UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	BHP Billiton Plc

Date:	16 March 2015

To:	London Stock Exchange Australian Securities Exchange

cc:	JSE Limited New York Stock Exchange

For Release:	Immediately

Contact:	Elizabeth Hobley +44 (0) 20 7802 4054

BHP Billiton Plc – Notification of Major Interest in Shares

The following notification was received on 13 March 2015 by BHP Billiton Plc from Aberdeen Asset Managers Limited relating to major interests in shares of BHP Billiton Plc.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BHP Billiton PLC

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	☐

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	☐

An event changing the breakdown of voting rights	☐

Other (please specify):	This is a clarification of the number of voting right shares held by the Aberdeen Asset Management PLC Group, in its capacity as discretionary asset manager. Previous notifications have been submitted on an all share capital basis (inclusive of shares held without voting powers being delegated to Aberdeen Asset Management PLC Group). This notification does not reflect any changes in shareholdings, and is purely a clarification exercise to confirm the voting rights held. Any such future notifications, as may be required, will be made on a voting rights basis only	☒

3. Full name of person(s) subject to the notification obligation: iii	Aberdeen Asset Managers Limited (and/or acting for its affiliates) as discretionary investment manager on behalf of multiple managed portfolios

4. Full name of shareholder(s) (if different from 3.):iv

5. Date of the transaction and date on which the threshold is crossed or reached: [v]

6. Date on which issuer notified:	13 March 2015

7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:

A: Voting rights attached to shares viii, ix

	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Class/type of shares if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect

GB0000566504	137,073,736.00	112,709,911.00	137,073,736.00		112,709,911.00		5.34%
GB0000566504	19,987,825.00	15,261,250.00	19,987,825.00		15,261,250.00		0.72%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights

127,971,161.00	6.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	David Greig

15. Contact telephone number:	01224 404294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	March 16, 2015	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary